UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June 2005
                    ----------------------------------------
                       Ship Finance International Limited
                     ----------------------------------------
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
       ------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F [X] Form 40-F [ ]
                           --------      --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]
                               -------- --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company") dated May 31, 2005.

                                    Exhibit 1

Ship Finance International Limited

Interim Report January - March 2005

Highlights

o Ship Finance reports net income of $30.0 million and earnings per share of $0.40 for the first quarter of 2005.
o Ship Finance announces an ordinary cash dividend of $0.45 per share, and a supplementary extraordinary dividend of $0.05 per share.

Ship Finance International Limited ("Ship Finance" or the "Company") reports total operating revenues of $82.9 million, operating income of $51.5 million and net income of $30.0 million for the first quarter of 2005. Operating revenues include finance lease interest income and finance lease service revenue in addition to charter revenues for those six vessels currently trading under long term charters to third parties. In the first quarter of 2004, revenues also included charter revenues for the period prior to the vessels commencing trading under the charters with Frontline Ltd. ("Frontline"). In 2005, all but six of the vessels are trading under the Frontline charters. The average daily time charter equivalents ("TCEs") earned by Frontline in the first quarter in the spot and time charter period market from the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $77,500, $55,200 and $35,800, respectively. In accordance with US GAAP, no accrual has been made to recognise any amounts receivable under the profit sharing arrangements with Frontline. However, the Company estimates that this would be approximately $33.5 million for the first quarter of 2005 while $20.0 million was estimated for the first quarter of 2004.

In February 2005, the Company completed the refinancing of its bank debt facility, thereby improving the margins by 55 basis points. The Company has entered into interest rates swaps with a total notional principal amount of $578.8 million and an average interest rate of 3.7 percent. In the first quarter other financial items include a gain of $12.1 million that is attributable to the mark to market valuations of interest rate swaps as LIBOR increased in the quarter.

As at March 31, 2005, the Company had total cash and cash equivalents of $115.7 million, of which $3.7 million is restricted. Cash provided by operating activities in the quarter was $200.7 million, net cash used in investing activities was $207.0 million and net cash generated from financing activities was $89.1 million. In March 2005 the Company sold the Suezmax Front Fighter for net proceeds of $67.8 million. The proceeds of the sale were used in part to fund the acquisition of three vessels from Frontline in the first quarter of 2005, Front Century, Front Champion and Golden Victory. The vessels have been chartered back to Frontline following the structure in place for the other vessels chartered to Frontline. A gain of approximately $28 million was incurred upon the sale of Front Fighter, however, this gain has been deferred in the financial statements as the termination of this charter with Frontline gave rise to discounted rates for the new charters established for Front Century and Front Champion. This deferred gain is being amortised over the life of the new charters, in line with the embedded discounts.

Corporate and Other Matters
In January 2005, the Company exercised its option to acquire the VLCC Oscilla from an unrelated third party. The vessel was delivered in April 2005 and renamed Front Scilla. Between January and March 2005, the Company took delivery of three additional double hull VLCCs on the exercise of purchase options from German KGs. These four vessels are subject to time charters, management and profit sharing arrangements between Ship Finance and Frontline on similar terms as the rest of the Company's tanker fleet.

In March 2005, the Company sold the Suezmax tanker Front Fighter to an unrelated third party. The time charter and management arrangements between the Company and Frontline were concurrently cancelled.

In May, 2005, the Company announced the sale of three Suezmax tankers, Front Lillo, Front Emperor, and Front Spirit, for a total consideration of $92.0 million. The vessels will be delivered to the buyers within the next few weeks. At the same time, the Company also announced the acquisition of three similar vessels, Front Traveller, Front Transporter, and Front Target from Frontline for an aggregate amount of $92.0 million. The old time charter and management arrangements between Ship Finance and Frontline will be cancelled for the vessels being sold and replaced with new agreements on similar terms for the vessels acquired.

On May 12, 2005, the Company announced the acquisition of two newbuilding containerships which are expected to be delivered in June and November 2005. The purchase price of the vessels is $49.3 million per vessel.

The Company has so far in 2005 repurchased totally $18 million in the high yield bond at an average price of 96%.

On May 31, 2005 the Board declared a dividend of $0.50 per share which represents an ordinary cash dividend of $0.45 per share, and a supplementary extraordinary dividend of $0.05 per share. The record date for the dividend is June 10, 2005, ex dividend date is June 8, 2005 and the dividend will be paid on or about June 24, 2005.

At March 31, 2005, 74,900,837 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter then ended was 74,900,837.

THE MARKET

The strong tanker market that we experienced in the fourth quarter of 2004 became weaker in the first quarter of 2005. The market experienced a strong correction in January and the rates did not bottom out before we reached the WS 70 level. January became a weak month, but in February and March the market rebounded and stayed at approximately WS 150 for the remainder of the quarter. The average WS rate Arabian Gulf to East was approximately 107 compared to 257 in the fourth quarter which equates to a TCE of $55,000 per day compared to $160,000 per day. In the Suezmax market from West Africa to the east coast of the U.S. the average WS rate for the first quarter of 2005 was 164 or approximately a TCE of $42,000 compared to WS 297 and a TCE of $91,000 in the fourth quarter. The weakening of the market along with the cutback in OPEC production came despite a continued growth in the crude oil demand particularly in China. The cutbacks had a psychological effect on the market which resulted in a larger correction in the freight market than can be explained purely on the basis of lower demand for transportation services.

According to the IEA May report, the average OPEC oil production, including Iraq, in the first quarter of 2005 was approximately 28.79 million barrels per day (b/d), a decrease from the fourth quarter of 2004 of about 2.5 percent when they produced about 29.52 million b/d. OPEC had expected an overproduction and a gradual softening of prices during the quarter, but in spite of the record high crude oil prices it appears that demand remained firm and OPEC had to announce an increase in their production in March.

IEA estimates that world crude oil demand averaged 84.25 million b/d in the first quarter, a decrease of 0.2 percent from the fourth quarter of 2004. IEA further predicts that the average demand for 2005 will be 84.30 million b/d. There are still oil analysts that think that IEA are conservative in their estimates and that demand will be considerably higher.

The world VLCC fleet totalled 451 vessels at the end of the first quarter 2005, an increase of seven vessels or 1.6 percent over the quarter. No VLCC's was scrapped in the period and seven were delivered. The total order book is now at 83 vessels down from 86 after the fourth quarter 2004. This represents 18.4 percent of the current VLCC fleet. A total of four VLCC's were ordered during the quarter. The world Suezmax fleet totalled 313 vessels at the end of the quarter, up from 310 vessels after the fourth quarter 2004. No Suezmax was scrapped during the quarter and three were delivered. The total orderbook for Suezmaxes is now at 80, down from 83 after the fourth quarter. This represents
25.6 percent of the current Suezmax fleet. No Suezmaxes were ordered in the quarter.

The tanker market looks relatively healthy for the remainder of the year. The freight futures market seems to be reflecting this view, and at the moment it is possible to sell freight futures for the rest of the year 2005 at a level that equates to approximately $45,000 per day on VLCCs, and $40,000 per day for 2006. For Suezmaxes we it is possible now to hedge the rest of the year 2005 at $33,000 per day and $31,000 per day for 2006.

Strategy

Since the beginning of the year 2005 Ship Finance has added six ships net to its fleet. The large liquidity, generated through the good results in the first year of operation and the cash effects of the refinancing, has given the Company an excellent position to grow its business.

The Company had as of March 31, 2005 approximately $115 million in cash position. After delivery and financing of the five VLCCs and one Container vessel, the free cash position will increase to approximately $275 million.

The Company would on an opportunistic basis consider stock buybacks and redemption of high cost debt in addition to increasing the size of the fleet.

The purchase of the two container vessels was an important development in the Company's strategy. It was the first vessel acquisition outside the tanker market, it was the first vessel which was on charter to a non Frontline affiliated party and it was also the first vessel which had a shorter term charter.

The Board feels that there is significant room for value creation and growth in the Company in case a certain element of residual risk is taken on the asset. In the case of the first container vessel the initial charter writes the vessel down to approximately 50 % of cost after the first four years' charter. Such an aggressive write-down of a 20 - 25 year asset should build significant value in the Company.

A diversification into several shipping markets will also reduce the overall exposure risk and increase the stability of the earnings.

The Board is concerned about the fact that Ship Finance trades at a lower multiple than comparable shipping yield companies. This limits the possibilities for consolidation and growth. The reasons for this can be the historic close relationship to Frontline, as well as a lack of understanding of the Ship Finance structure. While other yield oriented shipping companies distributing the major part of their cash flow without replacing their fleet, Ship Finance keeps a material part of the cash flow to renew and grow the assets base. This will give Ship Finance lower short term yield but will over time support a growing assets basis and higher yield.

The Board sees it as an important task to increase the coverage of our Company as well as introduce the Company to new investor groups. The strong interest, recently shown for shipping MLP, confirms that yield oriented shipping companies with growing assets base are in demand.

Outlook

The Board is pleased with the development so far this year. The strong results from the tanker fleet the first five months of this year makes it likely that the Company will in 2005, in addition to normal earnings, receive significant super profit from the 20 % profit sharing arrangement.

The strong financial position, the well balanced charter portfolio, combined with continuous high global oil demand and good fleet growth prospects give a solid basis for future growth in shareholder values, including growth in dividend.

The Company is likely to produce strong cash flow and high return on equity for 2005.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

May 31, 2005
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

SHIP FINANCE INTERNATIONAL LIMITED FIRST QUARTER REPORT (UNAUDITED)

INCOME STATEMENT                           2005         2004         2004
(in thousands of $ except per              Jan-Mar      Jan-Mar      Jan-Dec
  share data)
  -----------

Total operating revenues                     82,859      126,266       492,069
Voyage expenses                                 835        8,173         9,978
Ship operating expenses                      24,980       24,639        96,505
Administrative expenses                         868          486         3,812
Depreciation                                  4,659       13,271        34,617
Total operating expenses                     31,342       46,569       144,912
Operating income (loss)                      51,517       79,697       347,157
Interest income                                 718        1,475         2,567
Interest expense                           (34,303)     (25,440)      (95,933)
Other financial items                        12,002     (11,753)         8,780
Foreign currency exchange gain (loss)            31          137            88
Net income (loss)                            29,965       44,116       262,659

Basic earnings per share amounts ($)          $0.40        $0.60         $3.52


BALANCE SHEET                                 2005         2004        2004
(in thousands of $)                        Jan-Mar      Jan-Mar      Dec 31
                                                      (restated)
ASSETS
Short term
Cash, restricted cash and cash
  equivalents                               115,698      138,777         34,572
Amount due from parent                            -            -          4,864
Other current assets                        104,790       78,058        192,421
Long term
Newbuildings and vessel purchase
  options                                     8,370            -          8,370
Vessels and equipment, net                  232,117      526,994        236,305
Investment in finance leases              1,824,560    1,433,727      1,641,644
Deferred charges and other
  long-term assets                           37,906       29,319         34,761
Total assets                              2,323,441    2,206,875      2,152,937

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest bearing debt            104,188       88,842         91,308
Amount due to parent                         31,848       83,539              -
Other current liabilities                    24,082       20,245          8,958
Long term
Long term interest bearing debt           1,513,025    1,468,858      1,387,586
Other long term liabilities                   2,658       16,092          4,103
Stockholders' equity                        647,640      529,299        660,982
Total liabilities and stockholders'
  equity                                  2,323,441     2,206,875     2,152,937

STATEMENT OF CASHFLOWS                       2005         2004           2004
(in thousands of $)                       Jan-Mar      Jan-Mar        Jan-Dec

OPERATING ACTIVITIES
Net income (loss)                           29,965         44,116       262,659
Adjustments to reconcile net income
  to net cash
provided by operating activities
Depreciation and amortisation               16,934         18,323        44,102
Unrealised foreign currency exchange
  (gain) loss                                  -          (137)         (164)
Adjustment of financial derivatives
  to market value                         (12,084)         10,438       (9,289)
Other                                        (582)              -       (1,146)
Change in operating assets and
  liabilities                              166,444          9,706     (117,634)
Net cash provided by operating
  activities                               200,677         82,446       178,528

INVESTING ACTIVITIES
Repayment of investments in finance
  leases                                    22,928         11,262        61,990
Net maturities (placement) of restricted
  cash                                       1,718        556,222       560,121
Sale of investment in finance lease         67,750
Acquisition of subsidiaries, net of
  cash acquired                           (299,378)   (1,061,793)     (536,793)
Purchase of option                               -              -       (8,370)
Short-term loan advances to parent
  company                                        -              -      (55,254)
Repayments from parent company                   -              -        55,254
Net cash provided by (used in)
  investing activities                    (206,982)    (494,309)        76,948

FINANCING ACTIVITIES
Proceeds from share issue                         -       525,000        24,696
Amount due to parent                              -        83,437             -
Repurchase of shares                              -             -       (14,713)
Proceeds from long-term debt              1,086,939       977,700     1,017,100
Debt fees paid                              (4,780)      (13,621)       (15,760)
Repayment of long-term debt               (948,621)     (992,659)    (1,099,707)
Cash dividends paid                        (37,451)             -       (78,902)
Deemed dividends paid                       (6,938)      (38,495)       (58,997)
Net cash provided by (used in)
  financing  activities                     89,149        541,362      (226,283)

Net increase in cash and cash
  equivalents                                82,844       129,499        29,193
Cash and cash equivalents at start
  of period                                  29,193             -             -
Cash and cash equivalents at end
  of period                                 112,037       129,499        29,193

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                           Ship Finance International Limited.
                                           -----------------------------------
                                                (Registrant)




Date June 8, 2005              By  /s/ Kate Blankenship
                                   --------------------------------
                                   Kate Blankenship
                                   Secretary and Chief Accounting Officer


23153.0001 #578232